UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
4 Pure, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Maine

       Date of organization
       November 22, 2016

Physical address of issuer
26 Orchard Rd, Cumberland, ME 04021

Website of issuer
http://www.drink4pure.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
January 26, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$16,605	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A

Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	-$375	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 15, 2017

4 Pure, Inc.



Up to $500,000 of Crowd Notes

4 Pure, Inc. ("4Pure," "4 Pure," "the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by January 26, 2018. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by January 26, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 26, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased under Regulation CF is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. v

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year.

Once posted, the annual report may be found on the Company's website at: http://www.drink4pure.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/drink4pure

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information

contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

4 Pure, Inc. (the "Company") is a Maine Corporation, formed on November 22, 2016.

The Company is located at 26 Orchard Rd, Cumberland, ME 04021.

The Company's website is http://www.drink4pure.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/drink4pure and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

4 Pure is a Maine company that produces a line of organic lemonades made from purified water and sweetened solely with organic maple syrup from Sawyer's Maple Farm in Jackman, Maine. The beverage contains no dyes, corn syrup, or GMOs, yet provides the added health benefits of maple syrup and contains less sugar than conventional sweeteners.

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$500,000
Purchase price per Security	Determined in conjunction with a Broker-Dealer.
Minimum investment amount per investor	$500
Offering deadline	January 26, 2018
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 11 and

	page 18 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Financial projections suggest potentially unrealistic growth. The Company's financial model projects extremely rapid (up to 8x) growth in a very short amount of time, as the founders claim they are confident in their ability to scale up production rapidly because the beverage industry has an extremely steep growth curve. Further, initial margins are nearly at 0% in order to attract initial buyers for the product.

The Company has a low cash balance of $2,500 (as of October 2017). Although the Company anticipates a third production batch and additional sales this fall/winter, this balance may be insufficient to meet 4 Pure's capital needs in the meantime. The Company will have to fund additional units to satisfy future orders in the coming months. The company may struggle to fund orders in the future without a line of credit or additional investment dollars.

There is little suggestion that 4 Pure has traction among consumers. Exposure to consumers has been minimal, and most of the brand's confidence lies with distributors. Growth may not occur as rapidly if consumers do not like the product as anticipated.

Working capital. The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory. Working capital for CPG companies is challenging to manage, and 4 Pure may struggle to fulfill and deliver orders. They may find it difficult to fund purchase orders if they experience more demand than they are anticipating. This problem could be exacerbated by the fact that the Company does not currently have a line of credit outside of founders' capital.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has historically relied on related party financing to fund operations. Since inception, the Company has incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raised substantial doubt with the CPA about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from sale of its products, the Combined Offerings, and debt and/or additional equity financing as determined to be necessary. The independent accountant notes that there are no assurances that management will be able to raise capital on terms acceptable to the Company, and that if the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm our business, financial condition and operating results. The independent accountant further notes that the financial statements do not include any adjustments that might result from these uncertainties.

The Company has not filed its federal and state taxes for the 2016 tax year. The fact that a company has taken the steps necessary to file a tax return may be evidence that the company is a legitimate operation that is interested in complying with federal law. The lapse of tax filing may indicate poor corporate governance or legal oversight.

The Company's CEO contributed $16,980 to the Company. Prior to the Company's inception and for the period ended December 31, 2016, the Company's CEO contributed $16,980 to the Company, primarily for inventory and operational expenses.

Deferred Compensation. In July 2017, the Company entered into an employment agreement. The employee agrees to defer all compensation until the Company secures funding in the amount of at least $300,000. The employee has the option to elect to convert any portion of the first $25,000 of his compensation to equity shares and take the

balance of his salary in monetary form. Conversion will be done using a company valuation of $2,500,000.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Maine on November 22, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates minimal sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients subsystems for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide basic ingredients which meets required specifications and perform to our and our customers' expectations.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Will Boyle and Chris Lewis who are Founder and CFO of the Company. The Company has or intends to enter into employment agreements with Will Boyle although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Will Boyle or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will

need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We source certain packaging materials, such as bottles, caps and labels from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors. Although we currently have a network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration ("FDA"). We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are organic and must comply with the requirements in order to label our products as such. The FDA has defined the term "organic", "non-GMO" and "gluten-free" and we must comply with the FDA's definition if we include this label on our products. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business. The FDA has not yet defined "Dairy-free" or "Soy-free", and these terms. In general, those with milk or soy allergies cannot rely on "dairy free" or "soy-free" claims and will need to scrutinize the ingredient statement for evidence of milk.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a

merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $2.5 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2.5 million valuation cap, so you should not view the $2.5 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 89.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Maine law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD

CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
4 Pure, Inc. is a Maine company that produces a line of organic lemonades made from only 4 ingredients; purified water, organic maple syrup, organic fruit purees and organic lemon juice. The beverage contains no dyes, corn syrup, or GMOs, yet provides the added health benefits of maple syrup and contains less sugar than conventional sweeteners. Each of 4 Pure's products is vegan, free of gluten, soy, and dairy, and created from only four simple ingredients making it a pure, clean choice for consumers. The line consists of three delicious flavors—Pure Lemonade, Blueberry Lemonade, and Raspberry Lemonade. The company packages its products in BPA-free bottles, and donates 5% of profits to support local animal welfare organizations.

Business Plan
4 Pure plans to initially sell its product via beverage distributors, typically taking proceeds within 10 days of delivery. An alternative route is direct-to-consumer through 4 Pure's website and online presence. In the future, 4 Pure aims to go through direct sales to stores such as BJ's, Costco, Kroger, etc.

The Company's Product

Product
4 Pure is a clean beverage option for the health conscious consumer. Maple syrup is used as the primary sweetener in our beverage products. Not only is maple syrup lower on the glycemic index than conventional white sugars or corn syrup; maple syrup is also packed full of nutrients such as Potassium, Manganese, Zinc, Riboflavin, Thiamine and Calcium. Each of the three flavors (Pure Maple Lemonade, Raspberry Maple Lemonade and Blueberry Maple Lemonade) is made with the highest quality organic ingredients available. What's not in the 4 Pure bottle? A lot - in an entirely good way! The product is organic, vegan, non-GMO, soy-free, dairy-free, gluten-free with no additional sweeteners. Using maple syrup as the primary sweetener has created a lemonade that not only quenches your thirst, but also elevates the drinking experience with a light creamy texture that is smooth and far surpasses any other commercial lemonade.

Current Market
Beverage distributors, organic and natural food stores, and individual consumers.

Competition
The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5,006,438	Non-alcoholic beverage	4 Pure	October 31, 2015	June 26, 2016	U.S.

Litigation
None

Other
The Company's principal address is 26 Orchard Rd, Cumberland, ME 04021.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.36%	$46,750
Operations	5.55%	$1,388	18.13%	$90,650
Marketing	5.55%	$1,388	13.60%	$67,988
Inventory	44.40%	$11,099	58.92%	$294,612
Total	**100.00%**	**$25,000**	**100.00%**	**$500,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS
The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Will Boyle

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Director and Founder (January 2016 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President and Founder, Litl Squirts (February 2011 - May 2016)
Founder, Rainmaker Spring (January 2005 - August 2017)
President and Founder, First Call Utility January 2014-September 2017

Name
Chris Lewis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO, Treasurer, and Director (November 2016 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Principal Owner and Founder, Safe Environmental Solutions (July 2014 - present)
Adjunct Professor - St. Joseph's College of Maine (January 2001 - May 2016)

Name
Harvey Sawyer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary and Director 2016-2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Licensed Maine Architect 1992 - 2006

Name
Steve Rousseau

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Regional Sales Manager, (July 2017 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Biomet Medical Device Sales 2004 - 2014
Roussmed, LLC President 2014-2016
Realtor 2012-2017

Name
Taja Dockendorf

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Marketing Director, (February 2016 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Owner and Founder of Pulp and Wire (January 2004 - present)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maine law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in Maine.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common stock

Amount outstanding	1,119.35 shares
Voting Rights	Each shareholder is entitled to one vote per share held by that shareholder.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of common stock vote on all matters that come before the shareholders of the Company and thus will have the ability to control the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering	100%

Additionally, in July 2017 the Company issued a convertible note in the amount of $100,000 at an interest rate of 5% per annum. In accordance with the note, the lender, Steven Rousseau, will advance monies in $50,000 increments as requested by the borrower. The principal balance of this note together with all accrued and unpaid interest, if any, and all fees and charges payable to the lender shall be due in full on January, 1 2020. In the event of any default under this note, including a failure to pay any amount when due, the lender may, in its discretion, determine that all amounts owed to the lender shall bear interest at a rate equal to the Wall Street Journal prime rate plus 4%. This note may be prepaid in part or in full prior to its maturity date. If any payment of principal or interest due is not paid within 5 days of the due date, the lender may require the borrower to pay a late fee equal to 5% of the overdue amount in addition to and not in lieu of further accrual of interest on any overdue amount. The lender shall have the right at any time to convert all (up to $100,000), but not less than all, of the debt represented by this note into an ownership interest in the borrower, as determined by dividing the face value of the note plus any accrued but unpaid interest by $2,500,000. To date, $50,000 has been received by the Company and converted into common stock.

The Company has the following debt outstanding:

Type of debt	Credit card
Name of creditor	Chase
Amount outstanding	$11,658.02 as of August 29, 2017
Interest rate and payment schedule	14.24% variable

Ownership
A majority of the Company is owned by one person. This person is Will Boyle.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Will Boyle	89.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
The Company was incorporated on November 22, 2016 in the State of Maine. The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cumberland, ME. The Company makes delicious organic lemonade beverages without unnecessary additives. 4 Pure's lemonades consist of only four ingredients. The sweetness comes from pure maple syrup. There are no dyes, no GMOs, and no corn syrup used to make 4 Pure's product.

4 Pure, Inc. makes delicious organic lemonade beverages without unnecessary additives. Our lemonades consist of only four (4) ingredients. The sweetness comes from pure maple syrup. There are no dyes, no GMOs, and no corn syrup used to make our product.

We have historically relied on related party financing to fund operations. Since Inception, we have incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from sale of our products, our proposed Regulation Crowdfunding campaign, and debt and/or additional equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Liquidity and Capital Resources
The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have $2,500 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider the valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

● If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2.5 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $500,000 from investors through Regulation Crowdfunding before the deadline of January 26, 2018.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Steven Rousseau
Relationship to the Company	Regional Sales Manager
Total amount of money involved	$50,000
Benefits or compensation received by related person	Common stock
Benefits or compensation received by Company	Liquidity to support operations
Description of the transaction	$50,000 convertible note, which converted into common stock (please see description under "Capitalization and Ownership - Capitalization").

Founder Stock
Subsequent to December 31, 2016 to date the Company issued 1,096.508 shares of common stock to

Company founders. The Company's Chief Executive Officer advanced approximately $45,000 of additional funds for operations.

Deferred Compensation
In July 2017, the Company entered into an employment agreement. The employee agrees to defer all compensation until the Company secures funding in the amount of at least $300,000. The employee has the option to elect to convert any portion of the first $25,000 of his compensation to equity shares and take the balance of his salary in monetary form. Conversion will be done using a company valuation of $2,500,000.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
The intermediary will notify investors when the target offering amount has been met;
The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The Company becomes a fully-reporting registrant with the SEC
2.   The Company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The Company has filed at least three annual reports, and has no more than $10 million in assets
4.   The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the Securities
2.   To an accredited investor
3.   As part of an Offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Will Boyle
_____
(Signature)

Will Boyle
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Will Boyle
_____
(Signature)

Will Boyle
_____
(Name)

CEO
_____
(Title)

November 15, 2017
_____
(Date)

/s/ Chris Lewis
_____
(Signature)

Chris Lewis
_____
(Name)

CFO
_____
(Title)

November 15, 2017
_____
(Date)

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

EXHIBIT C

PDF of SI Website

EXHIBIT D

Investor Deck

EXHIBIT E

Video Transcript

4 PURE, INC.

FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2016

Together with
Independent Accountants' Review Report



4 Pure, Inc.
Index to Financial Statements



dbb*mckennon*
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Management
4 Pure, Inc.
Cumberland, ME

We have reviewed the accompanying financial statements of 4 Pure, Inc. (the "Company"), a Maine Corporation, which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' deficit, and cash flows for the period from November 22, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

[signature]

Newport Beach, California
November 14, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

4 PURE, INC.
BALANCE SHEET
(unaudited)

	December 31, 2016
Assets	
Current assets -	
Inventory	$ 16,605
Total current assets	16,605
Total assets	$ 16,605
Liabilities and Stockholders' Equity	
Current liabilities -	
Accounts payable	$ -
Commitments and contingencies (Note 4)	
Stockholders' Equity:	
Preferred stock	-
Common stock	-
Additional paid-in capital	16,980
Accumulated deficit	(375)
Total stockholders' equity	16,605
Total liabilities and stockholders' equity	$ 16,605

See accompanying independent accountants' review report and notes to the financial statements

4 PURE, INC.
STATEMENT OF OPERATIONS
(unaudited)

	Period from Inception to December 31, 2016
Revenues	$ -
Operating Expenses -	
General and administrative	375
Total operating expenses	375
Net loss	$ (375)

4 PURE, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(unaudited)

| | Preferred Stock | | Common Stock | | | | |
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Contributed capital	-	-	-	-	16,980	-	16,980
Net loss	-	-	-	-	-	(375)	(375)
December 31, 2016	-	$ -	-	$ -	$ 16,980	$ (375)	$ 16,605

4 PURE, INC.
STATEMENT OF CASH FLOWS
(unaudited)

		Period from Inception to December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(375)
Net cash used in operating activities		(375)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributed capital		375
Net cash provided by financing activities		375
Increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Contributed inventory purchased by founder	$	16,605

NOTE 1 – NATURE OF OPERATIONS

4 Pure, Inc. was incorporated on November 22, 2016 ("Inception") in the State of Maine. The financial statements of 4 Pure, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cumberland, ME.

4 Pure, Inc. makes delicious organic lemonade beverages without unnecessary additives. Our lemonades consist of only four (4) ingredients. The sweetness comes from pure maple syrup. There are no dyes, no GMOs, and no corn syrup used to make our product.

Going Concern and Management's Plans
We have historically relied on related party financing to fund operations. Since Inception, we have incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from sale of our products, our proposed Regulation Crowdfunding campaign, and debt and/or additional equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values for these items were

assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventory is valued at the lower of first-in, first-out, cost, or market value (net realizable value). Inventory as of December 31, 2016 was made up entirely of raw materials.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

Revenue Recognition
The Company will recognize revenues from beverage product sales when (a) persuasive evidence that an agreement exists; (b) the product has been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.   Revenues will be deferred in instances where the earnings process is not yet complete. To date, the Company has not generated any revenues.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Maine state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority and has yet to file an initial tax return.

Concentration of Credit Risk
The Company may maintain its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company is authorized to issue 15,000 shares of stock; 10,000 shares are designated as common stock, par value $250, and 5,000 shares are designated as preferred stock, par value $250.

Prior to Inception and for the period ended December 31, 2016, the Company's Chief Executive Officer contributed $16,980 to the Company, primarily for inventory and operational expenses.

As of December 31, 2016, there were no shares issued or outstanding. See Note 5 for shares issued subsequent to December 31, 2016.

NOTE 5 – SUBSEQUENT EVENTS

Founder Stock
Subsequent to December 31, 2016 to date the Company issued 1,096.508 shares of common stock to Company founders. The Company's Chief Executive Officer advanced approximately $45,000 of additional funds for operations.

Convertible Note
In July 2017, the Company issued a convertible note in the amount of $100,000 at an interest rate of 5% per annum. The lender will advance monies in $50,000 increments as requested by the borrower. The principal balance of this note together with all accrued and unpaid interest, if any, and all fees and charges payable to the lender shall be due in full on January, 1 2020. In the event of any default under this note, including a failure to pay any amount when due, the lender may, in its discretion, determine that all amounts owed to the lender shall bear interest at a rate equal to the Wall Street Journal prime rate plus 4%. This note may be prepaid in part or in full prior to its maturity date. If any payment of principal or interest due is not paid within 5 days of the due date, the lender may require the borrower to pay a late fee equal to 5% of the overdue amount in addition to and not in lieu of further accrual of interest on any overdue amount. The lender shall have the right at any time to convert all (up to $100,000), but not less than all, of the debt represented by this note into an ownership interest in the borrower, as determined by dividing the face value of this note plus any accrued but unpaid interest by $2,500,000. To date, $50,000 has been received by the Company.

Deferred Compensation
In July 2017, the Company entered into an employment agreement. The employee agrees to defer all compensation until the Company secures funding in the amount of at least $300,000. The employee has the option to elect to convert any portion of the first $25,000 of his compensation to equity shares and take the balance of his salary in monetary form. Conversion will be done using a company valuation of $2,500,000.

Seed Round
Subsequent to year end to date, the Company entered into an agreement with SI Securities, LLC through a Regulation Crowdfunding campaign. No money has been raised to date.

The Company has evaluated subsequent events that occurred after December 31, 2016 through November 14, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

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4P
4PURE
PURE LEMONADE
ERRY LEMONADE

4 Pure, Inc.

Organic lemonades sweetened with maple syrup all containing only 4 simple ingredients. Edit Profile

$500	$2,500,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Consumer Portland

Website: http://www.drink4pure.com

Share:

4 Pure, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by 4 Pure, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Global Nonalcoholic Beverage Market Size
$960 B

Sales Of Maple-Flavored Nonalcoholic Beverages Grew Since 2016
~85%

- Distributed throughout New England by Valley, National, and Farrell (own regional distribution rights of Anheuser- Busch) as well as Atlas and Central (own regional Miller-Coor Distribution rights).
- The two founders previously built Litl' Squirts, a children juice brand. Endorsed by the John Stalker Institute of Nutrition as a healthy beverage for school aged children.
- The product is organic, vegan, non-GMO, soy-free, dairy-free, gluten-free with no additional sweeteners.
- Company plans to donate 5% of profits to support local animal welfare organizations.

- Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $2,500,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Organic Lemonades with 4 Simple Ingredients!

4Pure, Inc. is a Maine company that produces a line of organic lemonades made from only 4 ingredients; purified water, organic maple syrup, organic fruit purees and organic lemon juice. The beverage contains no dyes, corn syrup, or GMOs, yet provides the added health benefits of maple syrup and contains less sugar than conventional sweeteners. Each of 4Pure's products is vegan, free of gluten, soy, and dairy, and created from only four simple ingredients making it a pure, clean choice for consumers. The line consists of three delicious flavors—Pure Lemonade, Blueberry Lemonade, and Raspberry Lemonade. The company packages its products in BPA-free bottles, and donates 5% of profits to support local animal welfare organizations.

Pitch Deck


4P
4PURE
WHEN LESS
IS TRULY MORE
4PURE
PURE LEMONADE
ERRY LEMONADE

DOWNLOAD

Product & Service

4Pure is a clean beverage option for the health conscious consumer. Maple syrup is used as the primary sweetener in our beverage products. Not only is maple syrup lower on the glycemic index than conventional white sugars or corn syrup; maple syrup is also packed full of nutrients such as Potassium, Manganese, Zinc, Riboflavin, Thiamine and Calcium. Each of the three flavors (Pure Maple Lemonade, Raspberry Maple Lemonade and Blueberry Maple Lemonade) is made with the highest quality organic ingredients available. What's not in the 4Pure bottle? A lot - in an entirely good way! The product is organic, vegan, non-GMO, soy-free, dairy-free, gluten-free with no additional sweeteners. Using maple syrup as the primary sweetener has created a lemonade that not only quenches your thirst, but also elevates the drinking experience with a light creamy texture that is smooth and far surpasses any other commercial lemonade.

Gallery





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4P
4P
4P
4P
4P
4P
4P

4PURE. Social Media Collage.

Media Mentions



The Stuff of Success

BEVNET

Team Story

The idea of 4Pure started just over two years ago. While working with Hannaford Supermarkets on our healthy kid's drinks, Litl' Squirts. My contact gave me the sales data for all their juice based drinks. I was immediately drawn to the high velocity sales data for teas and lemonades. In a meeting with Dr. Dirk Asherman, (friend and partner in the Litl' Squirts product), I mentioned the data I had received from Hannaford Brothers. He responded by saying "Have you ever had a lemonade sweetened with maple syrup"? My response was "no", but I'm gonna give it a try. That next day, with the help of my kids, Jacob and Audrey, we began mixing up different formulations of lemonades and teas sweetened with maple syrup. I was astonished at how good the flavor was. The maple was not overpowering and there was a really nice balance of sweet and tart. I knew right away that this could be a huge winner. "Keeping it simple" would be our motto, with only 4 organic ingredients in each bottle.

Now the research began. Is there enough maple syrup in the World to scale a successful beverage product? That question was answered very quickly with the help of Google and our neighbors to the North, Canada. The United States keeps gold bars in Fort Knox, the Canadians keep maple syrup in their "Fort Knox". Don't believe me? Look it up! As a matter of fact, the Canadian Government is still trying to solve a heist that netted $30 million dollars worth of maple syrup that vanished almost overnight. Later that day, I called my friend and business partner Chris Lewis. We need to run the numbers and look at the feasibility of producing a lemonade sweetened with maple syrup. Within a few weeks we had sourced ingredients and other raw materials enough to put together a preliminary budget of what the product would cost in a full scale production. I knew that maple sap and maple syrup were beginning to become very hot commodities in the beverage industry. I had met Kate Weiler a few times, one of the founders of Drink Maple. I loved her product and I had heard of their explosive growth. People are looking for alternatives in their food choices. Not necessarily a complete change, but if you can take a classic and make it better? That would be a hit. Especially with Millennials. And so began the work of meeting with our food scientists, nutritional labels, raw material sourcing, organic certifications and meeting with our established contacts in the beverage industry.

The name and logo for our labels was still up in the air. What do we call it? I had been wanting to work with Taja Dockendorf and her team at Pulp and Wire. A local marketing company that specializes in the food industry. I had a few names in mind and was looking for an old fashioned look of the label. Something that would stand out. I had my initial meeting with Taja and her team. It went very well. We discussed several different ideas. We adjourned and looked to meet again in a week. Our next meeting was when Taja and her team showed me 5 different versions of logos. 4 were similar to what my vision was and #5 was a show stopper. Not only had they completely changed the label, they came up with a different name, 4Pure. My first reaction was "Wow, that is so profoundly different than anything I had contemplated, but I love it"! This screams simplicity and quality.

Before looking for sources of maple syrup outside the State of Maine, I researched the Maine Maple Syrup Association's website and reached out to Deke and Kurt Sawyer from Jackman, Maine. They said they could supply me with several barrels of organic maple syrup and could scale over time to produce even more. What is exciting for us is the opportunity to partner with Sawyer's Maple Farm in Jackman, Maine to create a new market in the maple syrup industry. A high velocity product using maple syrup as a primary ingredient can cause such a profound and positive impact on a industry in the Northeast that can use a big boost. Our goal was to open an entirely new market for maple syrup, taking it from the breakfast table to a mainstream sweetener.

After we were able to produce a small sample run of 4Pure, we began setting appointments with an already established network of distributors in the Northeast. The response was amazing and at a perfect time. The distributors we were approaching had just lost Hubert's Lemonade to a Coca Cola acquisition and were looking for a product to fill the void. 4Pure not only fills the void, but is a clean beverage option for the health conscious consumer. After just a few meetings, we knew we had a winner.

Founders and Officers



William Boyle
FOUNDER AND CEO

I began my journey into the beverage business in 2002 when I discovered a large spring source on my property in Gray, Maine. By 2005, I had built my first bottling plant in Portland, Maine. We began bottling 3 and 5 gallon bottles of spring water for home and office delivery. In 2011 with the help of my children, Jacob and Audrey, we developed our first flavored beverage, Litl' Squirts. A healthy beverage for kids 2-14 years of age. Litl' Squirts was the first 8oz product sweetened with 100% juice to be endorsed by the University of Framingham School of Nutrition as a healthy beverage for school aged children; the "A List." 4Pure is an organic lemonade sweetened with maple syrup. The original idea to develop a lemonade sweetened with maple syrup was something that came up in conversation between Dirk Asherman and myself. I had mentioned to Dirk that I was playing around with formulations of an organic lemonade. He offered the idea of sweetening the lemonade with maple syrup. Two years later and hundreds of hours of testing, tweaking and final development have given us what many say is "the best lemonade on the market today." My strongest attributes are in product development, team building, management, estimating, sales, management, utility construction, manufacturing, electrical systems, fluid flow, and process controls. I have a vast knowledge of underground utility planning, management, and construction. I am very experienced with reading blueprints, safety, budgeting, and managing projects of all sizes. I have been in industrial and commercial sales and construction for almost twenty years in New England dealing with clients such as Mid Coast Hospital, LL Bean, Idexx, Unum, National Grid, Columbia Gas, Bath Iron Works, Pratt Whitney Aircraft, as well as several colleges and school districts.



Chris Lewis
CFO AND INVESTOR

Chris Lewis is a highly effective business and financial executive with over 25 years of progressive experience in environmental, high-tech, bio-tech, manufacturing and financial services industries. He is recognized for his ability to problem solve within highly complex, dynamic environments. He has a proven track record of developing, leveraging and communicating analysis which build business cases for action, developing training programs and mentoring staff to enhance individual and organizational performance.

In addition to his positions in the business world, he has 15 years of experience as an adjunct professor at Saint Josephs College. While there, his classes included: Entrepreneurial Finance, Analyzing Financial Statements, Business Analysis, International Finance, and Investments. His teaching style mirrored that of a business manager; provide insights and tools to solve tasks throughout the semester, while holding the student accountable for their individual results.

Over the past four years, Mr. Lewis has founded two small businesses in under-served markets in the Southern Maine area. Both businesses were profitable within two years of inception and employee over 15 employees, all of which is in line with his initial business plan.

Key Team Members



Steve Rousseau
Regional Sales Manager, investor and hockey player/coach.



TD

Taja Dockendorf
Director of Marketing. Owner and Founder of Pulp and Wire.

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Notable Advisors & Investors



Dirk Asherman

Advisor, Dr. Asherman is a board-certified orthopaedic surgeon.



John Schiaroli

Advisor, Senior Director of Operations - Runa



Robert Boyle, Phd

Advisor, Associate Dean, St. Louis University John Cook School of Business.

Q&A with the Founder

Q: What's your founder background?

4 Pure, Inc.: In 2005, I began my journey in the beverage business when I founded a Spring water company, Rainmaker Spring. In 2011, I founded Litl' Squirts, a juice company whose healthy kids' drink was endorsed by the University of Framingham School of Nutrition as a healthy beverage for school aged children, The A-list. Our primary focus was schools in New England. As we began moving into retail, we were able to look at beverage velocity reports. Although we were in the kids' drink sector, when we looked at the adult drink sector, we saw that lemonades were the biggest and fastest moving ready-to-drink juice beverage. With this information, we saw a much larger opportunity and tabled Litl' Squirts for the time being. I shared the velocity of the lemonades with my friend Dirk. He asked me if I had ever had a lemonade sweetened with maple syrup. I said no, but I will. The next day I began researching and formulating. Within a few days we had developed an initial formula. I knew then we had developed a drink that is actually healthy and that could disrupt that lemonade market. Because Chris is in the maple syrup business, we were very familiar with the maple syrup industry in Maine. This gave us a leg up on sourcing bulk maple syrup. Over the next year is when we developed our name, label and marketing strategy with the help of Pulp and Wire, a local marketing company in Portland, Maine.

Q: What distributors are you talking to?

4 Pure, Inc.: We'd already been working within the Anheuser-Busch distribution networks (Farrell, National, Valley Distributing) in the Northeast. We had some initial meetings and the feedback was very positive. In late 2016, the Anheuser-Busch network was left without a lemonade product when Coca-Cola recently bought their previous brand (Hubert's Lemonade) and retracted distribution rights, our opportunity just got even bigger. As an example, we were talking to Farrell, who's the Anheuser-Busch distributor for all of Vermont; they own the coolers in certain stores and they made space for 4 Pure in their stores after Coca-Cola took Hubert's away from the Anheuser-Busch network. We also met with certain Miller - Coors distributors in the Northeast. One in particular, Central Distributors, has been doing very well with 4Pure. Their initial order was depleted within the first week and placed a second order right away. This has been a continuous trend. We have signed distribution contracts with some of our distributors. As far as filling out the pipeline, we're going to be sending product to stores via DSD for the first few months, just in New England, while working on getting store authorizations. We have also set up a mail order system for orders in the US only. We are currently putting in more detail plan for 2018 together over the next couple weeks. [SeedInvest Note: The distributors 4Pure works with are independently owned. 4Pure does not have direct partnership with Anheuser-Busch or Miller - Coors].

Q: How many distributors are in the Anheuser-Busch and Miller-Coors network?

4 Pure, Inc.: In New England, they're all independently owned. We are currently working with 5 in New England and have one independent distributor in Connecticut.

Q: When was your business founded?

4 Pure, Inc.: 4Pure was founded in 2016, and we're really getting going with distribution channels now. 2017 was a proof of concept year for us. We're trying to raise capital now to scale our operation for 2018. We already have done our first and second production that is being distributed in New England and on Amazon.com.

Q: How many units are you distributing?

4 Pure, Inc.: We've produced 60,000 units and have shipped a little over half of those in the last few months. Our next production will be much larger to fulfill our projected sales.

Q: What kind of costs are you seeing on those units?

4 Pure, Inc.: Each case is a 12-pack currently selling at cost, this is typical when you do smaller runs. Our product doesn't need to be refrigerated, it is shelf stable. The shelf life is two years, so there's a 21 month timeframe for distribution. In the future, when we scale production to 240,000 bottles, our unit cost will come down to $0.79, according to our manufacturer; when we reach 500,000 bottles, that will fall closer to $0.70. Based on our conversations with distributors and stores, we're projecting getting to 240,000 bottles in the next 60- 90 days.

Q: What price are you charging distributors for the product?

4 Pure, Inc.: The pricing structure for distributors varies depending on location and volume. Typically, distributors are able to make a 35%-40% margin.

Q: Do you have any revenue streams besides distributors?

4 Pure, Inc.: We are currently building direct online sales through our website and Amazon.com These sales have a much higher sale price of around $2.80 per bottle (around $1.50 per bottle with shipping factored in).

Q: What are your long-term plans for your business model/distribution?

4 Pure, Inc.: Right now, we're working with direct store delivery (DSD) by distributors in New England. In our projection model, we plan to scale to direct retailers such as Costco, Bj's and Kroger.

Q: What differentiates your product from other lemonades?

4 Pure, Inc.: We have a healthier product. It's simple and it tastes great while maintaining a competitive price point.

Q: Can you explain the 8x increase in revenues by end of 2018 in your financial projections?

4 Pure, Inc.: Based on level of interest and the turns in smaller stores, we will be implementing a strategic distribution plan in 2018 to include larger retailers and chains. If positioned and capitalized correctly, the beverage industry can have a vertical growth curve.

Q: What's your business structure?

4 Pure, Inc.: We're a Maine C-Corp with 10,000 common shares and 5,000 preferred shares.

Q: What did you purchase in fixed assets in 5/17 (97K)?

4 Pure, Inc.: The fixed assets on the balance sheet reflect the value of the formulations, trademark, etc.

Q: What are APICs and LOC-Abl on your cash flow tab (lines 27--28)? Have you secured these lines of capital?

4 Pure, Inc.: We have not secured the credit line or ABL. These are only projections. We have been injecting capital as needed.

Q: Re current cash of $475 as of June 2017, how much are you able to continue injecting into the company?

4 Pure, Inc.: We will continue to inject capital as needed. We may take on an equity partner as well. We have had a few inquiries from equity partners. We haven't really pushed it that much because we wanted to get the product on the market, work the bugs out and create velocity. Based on the feedback I'm getting already this week it shouldn't be an issue. [SeedInvest Note: This question was asked in June 2016 during the first due diligence call with 4Pure]

Q: How did you build out your projected financials model? What are growth drivers and assumptions you used?

4 Pure, Inc.: We put together the projections based on the actual historical data from Litl' Squirts. Same distribution network, but a much broader market reach and appeal with 4Pure. The projections are very conservative. We are rolling out very slow in an effort to preserve cash and inventory.

Q: If you raise less, what is the minimum raise amount needed in this round and why?

4 Pure, Inc.: $250k, this will help us put up enough inventory to get through the first quarter of 2018.

Q: What is the update on distribution and monetization?

4 Pure, Inc.: Our first production was delayed 7 weeks due to line time. We have since rolled out the first and second production on a smaller scale than anticipated due to the restricted line time with co-packer. Working with larger co-packer in upstate NY for production #3. This will provide significant cost savings as production #1 and #2 were expensive short runs. 10,000+/- bottles per flavor on each run. In August and September, we have been getting great traction, brand recognition and our mission. We continue to market through social media on Instagram and Facebook. We have Distribution in Maine, Vermont, Central Massachusetts, Rhode Island and Connecticut. Sales have been good in the small organic and convenience stores. In terms of pipeline, we have begun doing demos in stores and at events. We have been working on distribution agreements for Eastern, Massachusetts and New Hampshire and in beginning stages of talks with distributors for NY and NJ. We have also secured a booth for Expo West in March 2018 and working on securing meetings with Whole Foods, Costco and BJ's for their annual beverage review. We were approved by Amazon.com to be sold in their organic grocery category. Sales continue to grow each week since we went live.

Q: Can you define what had been going into Manufacturing Variance?

4 Pure, Inc.: What Chris put into manufacturing variances was the costs over and above the standard cost, primarily scrapped raw materials and the costs for R&D - the first two smaller runs. This is typical when developing a product for market.

Q: Why are sales declining since June and July? Why are Sept sales significantly lower?

4 Pure, Inc.: Sales are declining because we launched 4Pure in the independent natural and organic channel. Primarily in Maine, New Hampshire and Vermont, which are very seasonal markets. We did this by design. We wanted to prove out our product in our backyard before expanding geographically. This time of year, we focus on getting authorizations in chains, large box, convenience, schools and drug stores. These authorizations take months at the very least.

Q: What is the headcount in FT and PT?

4 Pure, Inc.: Headcount 2 FT 1 PT.

Q: Where will you draw additional capital over the next 3-4 months to support 4 Pure given you have only $2,500 remaining cash?

4 Pure, Inc.: We have and will continue to inject cash into 4Pure to fuel growth. We also have been approached by a few potential investors that we are considering.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $500,000	US $500,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $2,500,000	US $2,500,000
Interest rate	5.0%	5.0%
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised


Operations
Marketing
Inventory

If Maximum Amount Is Raised


Operations
Marketing
Inventory

Investor Perks

$1,000.00

- Variety 12 pack of 4Pure.

- $50.00 donation to a local animal shelter.

$2,500.00

- 3 - 12 packs of 4Pure.

- $100.00 donation to a local animal shelter.



$5,000.00

- 12 month subscription of 4Pure. One 12 - pack per month. You choose flavor.

- $150.00 donation to a local animal shelter.

$10,000.00

- 12 month subscription of 4Pure. One 12 - pack per month. You choose flavor.

- 12 month subscription of 1Qt. bottles of Maine maple syrup.

- $200.00 donation to a local animal shelter.

$25,000.00

- 12 month subscription of 4Pure. One 12 - pack per month. You choose flavor.

- 12 month subscription of 1Qt. bottles of Maine maple syrup.

- Exclusive invite to spend a day with the product development team of 4Pure developing the next great flavor. All inclusive.

- $200.00 donation to local animal shelter.

$50,000.00

- 12 month subscription of 4Pure. One 12 - pack per month. You choose flavor.

- 12 month subscription of 1Qt. bottles of Maine maple syrup.

- Exclusive invite to spend a weekend with the 4Pure management team tapping and collecting maple sap in the Northern Maine woods. Learning the process of boiling down the sap in our sugarhouse to make your own maple syrup. All inclusive.

- $200.00 donation to local animal shelter.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of the Form C and the Reviewed Financial Statements in the Data Room in addition to the following information.

Operations

The Company was incorporated on November 22, 2016 in the State of Maine. The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cumberland, ME. The Company makes delicious organic lemonade beverages without unnecessary additives. 4 Pure's lemonades consist of only four ingredients. The sweetness comes from pure maple syrup. There are no dyes, no GMOs, and no corn syrup used to make 4 Pure's product.

4 Pure, Inc. makes delicious organic lemonade beverages without unnecessary additives. Our lemonades consist of only four (4) ingredients. The sweetness comes from pure maple syrup. There are no dyes, no GMOs, and no corn syrup used to make our product.

We have historically relied on related party financing to fund operations. Since Inception, we have incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from sale of our products, our proposed Regulation Crowdfunding campaign, and debt and/or additional equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Liquidity and Capital Resources

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have $2,500 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are in the Data Room.

Risks and Disclosures

Risks Related to the Company's Business and Industry

Financial projections suggest potentially unrealistic growth. The Company's financial model projects extremely rapid (up to 8x) growth in a very short amount of time, as the founders claim they are confident in their ability to scale up production rapidly because the beverage industry has an extremely steep growth curve. Further, initial margins are nearly at 0% in order to attract initial buyers for the product.

The Company has a low cash balance of $2,500 (as of October 2017). Although the Company anticipates a third production batch and additional sales this fall/winter, this balance may be insufficient to meet 4 Pure's capital needs in the meantime. The Company will have to fund additional units to satisfy future orders in the coming months. The company may struggle to fund orders in the future without a line of credit or additional investment dollars.

There is little suggestion that 4 Pure has traction among consumers. Exposure to consumers has been minimal, and most of the brand's confidence lies with distributors. Growth may not occur as rapidly if consumers do not like the product as anticipated.

Working capital. The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory. Working capital for CPG companies is challenging to manage, and 4 Pure may struggle to fulfill and deliver orders. They may find it difficult to fund purchase orders if they experience more demand than they are anticipating. This problem could be exacerbated by the fact that the Company does not currently have a line of credit outside of founders' capital.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has historically relied on related party financing to fund operations. Since inception, the Company has incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raised substantial doubt with the CPA about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from sale of its products, the Combined Offerings, and debt and/or additional equity financing as determined to be necessary. The independent accountant notes that there are no assurances that management will be able to raise capital on terms acceptable to the Company, and that if the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm our business, financial condition and operating results. The independent accountant further notes that the financial statements do not include any adjustments that might result from these uncertainties.

The Company has not filed its federal and state taxes for the 2016 tax year. The fact that a company has taken the steps necessary to file a tax return may be evidence that the company is a legitimate operation that is interested in complying with federal law. The lapse of tax filing may indicate poor corporate governance or legal oversight.

The Company's CEO contributed $16,980 to the Company. Prior to the Company's inception and for the period ended December 31, 2016, the Company's CEO contributed $16,980 to the Company, primarily for inventory and operational expenses.

Deferred Compensation. In July 2017, the Company entered into an employment agreement. The employee agrees to defer all compensation until the Company secures funding in the amount of at least $300,000. The employee has the option to elect to convert any portion of the first $25,000 of his compensation to equity shares and take the balance of his salary in monetary form. Conversion will be done using a company valuation of $2,500,000.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Maine on November 22, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates minimal sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients subsystems for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide basic ingredients which meets required specifications and perform to our and our customers' expectations.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Will Boyle and Chris Lewis who are Founder and CFO of the Company. The Company has or intends to enter into employment agreements with Will Boyle although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Will Boyle or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We source certain packaging materials, such as bottles, caps and labels from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors. Although we currently have a network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration ("FDA"). We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are organic and must comply with the requirements in order to label our products as such. The FDA has defined the term "organic", "non-GMO" and "gluten-free" and we must comply with the FDA's definition if we include this label on our products. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business. The FDA has not yet defined "Dairy-free" or "Soy-free", and these terms. In general, those with milk or soy allergies cannot rely on "dairy free" or "soy-free" claims and will need to scrutinize the ingredient statement for evidence of milk.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $2.5 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2.5 million valuation cap, so you should not view the $2.5 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 89.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Maine law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



4 Pure, Inc.'s Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download 4 Pure, Inc.'s Form C

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Risks & Disclosures
Form C
Data Room

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Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (2 files)	Jun 23, 2017	Folder
Product or Service (42 files)	Jun 23, 2017	Folder
Financials (2 files)	Nov 15, 2017	Folder
Projected Cash Flow	Nov 15, 2017	Document
Financial Summary	Nov 15, 2017	Document
Fundraising Round (1 file)	Nov 15, 2017	Folder
Current Capitalization Table	Nov 15, 2017	Document
Investor Agreements (2 files)	Nov 15, 2017	Folder
Purchase Agreement	Nov 15, 2017	Document
Investment Management Agreement	Nov 15, 2017	Document
Miscellaneous (3 files)	Nov 15, 2017	Folder
Articles of Incorporation or Certificate of Incorporation	Nov 15, 2017	Document
SI Fee Notice	Nov 15, 2017	Document
Escrow Agreement	Nov 15, 2017	Document

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4P
4PURE

WHEN LESS
IS TRULY MORE

4P
4PURE
PURE LEMONADE
PURE WATER
LEMON JUICE
MAPLE SYRUP
LEMON ZEST
4 SIMPLE INGREDIENTS
4 PURE NATURAL REFRESHMENT
12 FL. OZ. (354mL)

This presentation contains offering materials prepared solely by 4 Pure, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE 4PURE STORY

4Pure is proud to be a Maine company. We are excited to share our delicious beverages with those of you who want great taste without unnecessary additives. Our lemonades contain only 4 ingredients each... and we believe that you should be able to pronounce every one of them!

No dyes. No GMO's. No corn syrup. 4Pure offers just the right balance of tart and sweet, like a lemonade should taste. And about that sweetness? Well, nothing compares to pure maple syrup! Take a sip and let the flavor linger. We guarantee you won't miss plain old sugar, and your body will thank you for that!

We could say a lot about 4Pure... but we're all about *less*. It's Simple.





- **NO DYES**
- **NO GMOs**
- **NO CORN SYRUP**

We are excited to share our delicious beverages with those of you who want great taste without unnecessary additives. Our lemonades contain only 4 ingredients each… and we believe that you should be able to pronounce every one of them.

4Pure offers just the right balance of tart and sweet, like a lemonade should taste.

And about that sweetness?

Well, nothing compares to pure maple syrup!
Take a sip and let the flavor linger.

You won't miss plain old sugar, and your body will thank you for that!

We could say a lot about 4Pure... but we're all about *less*.
It's Simple.




4P
4PURE
PURE LEMONADE
SPRING WATER
LEMON JUICE
MAPLE SYRUP
LEMON ZEST
4 SIMPLE INGREDIENTS
4 PURE NATURAL REFRESHMENT
12 FL OZ. (354 mL)

PURE LEMONADE

INGREDIENTS: Purified Water, Organic Lemon Juice, Organic Maple Syrup, Lemon Zest

PURE WATER + **LEMON JUICE** + **MAPLE SYRUP** + **LEMON ZEST**


4P
4PURE
RASPBERRY LEMONADE
SPRING WATER
MAPLE SYRUP
LEMON JUICE
RASPBERRY PURÉE
4 SIMPLE INGREDIENTS
4 PURE NATURAL REFRESHMENT
12 FL OZ. (354 mL)

RASPBERRY LEMONADE

INGREDIENTS: Purified Water, Organic Maple Syrup, Organic Lemon Juice, Organic Raspberry Purée

PURE WATER + **MAPLE SYRUP** + **LEMON JUICE** + **RASPBERRY PURÉE**


4P
4PURE
BLUEBERRY LEMONADE
SPRING WATER
LEMON JUICE
MAPLE SYRUP
BLUEBERRY PURÉE
4 SIMPLE INGREDIENTS
12 FL OZ. (354 mL)

BLUEBERRY LEMONADE

INGREDIENTS: Purified Water, Organic Maple Syrup, Organic Lemon Juice, Organic Blueberry Purée

PURE WATER + **LEMON JUICE** + **MAPLE SYRUP** + **BLUEBERRY PURÉE**

4
INGREDIENTS

3
GREAT FLAVORS

1
HEALTHY MISSION


Soy Free


Vegan


Non-BPA Bottles


Dairy Free


Fair Trade


Gluten Free


Non-GMO


Donating 5% Profit

Why 4Pure?





Target Customer: Health-conscious adults and children ages 14 – 80. // MSRP: $1.99 - $2.39




4P
4PURE
PURE LEMONADE
4 SIMPLE INGREDIENTS
4 PURE NATURAL REFRESHMENT
12 FL OZ. (354 mL)

PURE LEMONADE

Item #SN4PL
Pure Lemonade
12oz bottles
Bottle UPC 851968004148
12 pack UPC 10851968004145


4P
4PURE
RASPBERRY LEMONADE
4 SIMPLE INGREDIENTS
4 PURE NATURAL REFRESHMENT
12 FL OZ. (354 mL)

RASPBERRY LEMONADE

Item #SN4PRL
Raspberry Lemonade
12oz bottles
Bottle UPC 851968004155
12 pack UPC 10851968004152


4P
4PURE
BLUEBERRY LEMONADE
4 SIMPLE INGREDIENTS
12 FL OZ. (354 mL)

BLUEBERRY LEMONADE

Item #NS4PBL
Blueberry Lemonade
12oz bottles
Bottle UPC 851968004162
12 pack UPC 10851968004169



Thank you for your time!

Any Questions?

